SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                             (Amendment No. ___)(1)

                        Versailles Financial Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   925138 109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Kevin J. Drees
                                27 E. Main Street
                             Versailles, Ohio 45380
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communication)

                                 January 8, 2010
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ?.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                 (Page 1 of 9)


     (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------                                           -----------------
CUSIP NO. 925138 109                                           Page 2 of 9 Pages
--------------------                                           -----------------


======== =======================================================================
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    Kevin J. Drees
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [X]
                                                                         (b) [ ]
-------- -----------------------------------------------------------------------
3        SEC USE ONLY
-------- -----------------------------------------------------------------------
4        SOURCE OF FUNDS

                    PF
-------- -----------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED  PURSUANT TO
         ITEM 2(d) or 2(e)                                                   [ ]
-------- -----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
------------------------- ----- ------------------------------------------------
    NUMBER OF SHARES      7     SOLE VOTING POWER
 BENEFICIALLY OWNED BY                0
 EACH REPORTING PERSON
          WITH
------------------------- ----- ------------------------------------------------
                          8     SHARED VOTING POWER
                                      23,500
------------------------- ----- ------------------------------------------------
                          9     SOLE DISPOSITIVE POWER
                                      0
------------------------- ----- ------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                      23,500
-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    23,500
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    5.50%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                    IN, EP
======== =======================================================================

--------------------                                           -----------------
CUSIP NO. 925138 109                                           Page 3 of 9 Pages
--------------------                                           -----------------


======== =======================================================================
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    Lisa M. Drees
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [X]
                                                                         (b) [ ]
-------- -----------------------------------------------------------------------
3        SEC USE ONLY
-------- -----------------------------------------------------------------------
4        SOURCE OF FUNDS

                    PF
-------- -----------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT TO
         ITEM 2(d) or 2(e)                                                   [ ]
-------- -----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                        USA
------------------------- ----- ------------------------------------------------
    NUMBER OF SHARES      7     SOLE VOTING POWER
 BENEFICIALLY OWNED BY                0
 EACH REPORTING PERSON
          WITH
------------------------- ----- ------------------------------------------------
                          8     SHARED VOTING POWER
                                      23,500
------------------------- ----- ------------------------------------------------
                          9     SOLE DISPOSITIVE POWER
                                      0
------------------------- ----- ------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                      23,500
-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    23,500
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    5.50%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                    IN
======== =======================================================================

--------------------                                           -----------------
CUSIP NO. 925138 109                                           Page 4 of 9 Pages
--------------------                                           -----------------


Item 1.   Security and Issuer

     State the title of the class of equity securities to which this statement relates and the name and address of the principal executive offices of the issuer of such securities.

     This statement relates to the common stock, par value $0.01 per share (the "Common Stock"), of Versailles Financial Corporation ("Issuer"). The address of the principal executive office of the Issuer is 27 E. Main Street, Versailles, Ohio 45380.

Item 2.   Identity and Background

     If the person filing this statement or any person enumerated in Instruction C of this statement is a corporation, general partnership, limited partnership, syndicate or other group of persons, state its name, the state or other place of its organization, its principal business, the address of its principal office and the information required by (d) and (e) of this Item. If the person filing this statement or any person enumerated in Instruction C is a natural person, provide the information specified in (a) through (f) of this Item with respect to such person(s).

     This statement is being filed by the Kevin J. Drees and Lisa M. Drees. As of the date hereof, Kevin J. Drees owned 15,000 shares of the Issuer's common stock and Lisa M. Drees owned 8,500 shares of the Issuer's common stock. Kevin
J. Drees and Lisa M. Drees are husband and wife and are deemed to have beneficial ownership of each other's shares.

     (a)  Name:

          Kevin J. Drees
          Lisa M. Drees

     (b)  Residence or Principal Address:

          Kevin J. Drees
          27 E. Main Street
          Versailles, Ohio 45380

          Lisa M. Drees
          181 Kathline Ct
          Versailles, Oh 45380

     (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

          Director
          Versailles Financial Corporation
          27 E. Main Street
          Versailles, Ohio 45380

--------------------                                           -----------------
CUSIP NO. 925138 109                                           Page 5 of 9 Pages
--------------------                                           -----------------


          Owner/President
          Urb Drees Construction
          81 Subler Drive
          Versailles, Ohio 45380


     (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

          Kevin J. Drees and Lisa M. Drees have not, during the last five years,
          been  convicted  in  any  criminal   proceeding   (excluding   traffic
          violations or similar misdemeanors.)

     (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; and

          Kevin J. Drees and Lisa M. Drees have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not, as a result of such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship.

          Kevin J. Drees is a U.S. citizen.
          Lisa M. Drees is a U.S. citizen.

Item 3.   Source and Amount of Funds or Other Consideration

     State the source and the amount of funds or other consideration used or to be used in making the purchases, and if any part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities, a description of the transaction and the names of the parties thereto. Where material, such information should also be provided with respect to prior acquisitions not previously reported pursuant to this regulation. If the source of all or any part of the funds is a loan made in the ordinary course of business by a bank, as defined in Section 3(a)(6) of the Act, the name of the bank shall not be made available to the public if the person at the time of filing the statement so requests in writing and filed such request, naming such bank, with the Secretary of the Commission. If the securities were acquired other than by purchase, describe the method of acquisition.

--------------------                                           -----------------
CUSIP NO. 925138 109                                           Page 6 of 9 Pages
--------------------                                           -----------------


     The shares were purchased in the Company's recent stock offering, which closed on January 8, 2010 with personal funds, except with respect to 5,000 shares purchased by Mr. Drees with funds held in a Deferred Compensation Plan and 7,000 shares purchased by Mrs. Drees with funds held in an IRA.

Item 4.   Purpose of the Transaction

     State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

     As a Director of the Issuer, Mr. Drees regularly explores potential actions and transactions which may be advantageous to the Issuer including, but not limited to, possible mergers, acquisitions, reorganizations and other material changes to the business, corporate structure, board of directors, management, dividends, policies, governing instruments, capital structure, securities, regulatory and reporting obligations of the Issuer. Except as noted above, Mr. and Mrs. Drees have no plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

     (b)  An   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization or liquidation, involving the issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the issuer;

     (f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by
          Section 13 of the Investment Company Act of 1940;

     (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

     (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

--------------------                                           -----------------
CUSIP NO. 925138 109                                           Page 7 of 9 Pages
--------------------                                           -----------------


     (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)  Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer

     (a) State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above-mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of
          Section 13(d)(3) of the Act;

          As of the date hereof, Kevin J. Drees owned 15,000 shares of the Issuer's common stock and Lisa M. Drees owned 8,500 shares of the Issuer's common stock. Kevin J. Drees and Lisa M. Drees are husband and wife and are deemed to have beneficial ownership of each other's shares.

     (b) For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

          See paragraph (a).

     (c) Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing on Schedule 13D (ss..13d-191), whichever is less, by the persons named in response to paragraph (a).

          The following transactions were effected by or on behalf of Kevin J. Drees during the past sixty days:

          Date                  Shares               Price

          1/08/10               15,000               $10.00

          The following transactions were effected by or on behalf of Lisa M. Drees during the past sixty days:

          Date                  Shares               Price

          1/08/10               8,500                $10.00

--------------------                                           -----------------
CUSIP NO. 925138 109                                           Page 8 of 9 Pages
--------------------                                           -----------------


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     Describe any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

     None.

Item 7.   Material to Be Filed as Exhibits

     The following shall be filed as exhibits: copies of written agreements relating to the filing of joint acquisition statements as required by Rule 13d-1(f) ss.240.13d-1(f) and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.

     1. Agreement regarding joint filing

--------------------                                           -----------------
CUSIP NO. 925138 109                                           Page 9 of 9 Pages
--------------------                                           -----------------

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: January 15, 2010



                                            /s/ Kevin J. Drees
                                            ------------------------------------
                                            Kevin J. Drees


                                            /s/ Lisa M. Drees
                                            ------------------------------------
                                            Lisa M. Drees

                                                                       Exhibit 1

                                    AGREEMENT

The undersigned each agree that the Schedule 13D being filed in connection with their respective ownership of Common Stock in Versailles Financial Corporation on or about January 15, 2010, is being filed by the undersigned as a group.


CONFIRMED AND AGREED TO:




                                            /s/ Kevin J. Drees
                                            ------------------------------------
                                            Kevin J. Drees


                                            /s/ Lisa M. Drees
                                            ------------------------------------
                                            Lisa M. Drees